SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 15, 2017

On August 15, 2017, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Luiz de Mendonça was absent due to justified reasons, being replaced by his Alternate, Mr. Mauro Motta Figueira. Chief Executive Officer, Fernando Musa, Officers Gustavo Valverde, Pedro Freitas, Edison Terra, Marcelo Arantes, Marcelo Cerqueira and Messrs. Guilherme Furtado, responsible for the Corporate Governance, Mr. Anselmo Macedo, representative of KPMG Auditores Independentes (“KPMG”) and Cristiane Rocha, representative of the Fiscal Board, were also present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Alessandra Araripe acted as secretary. AGENDA: I) Subjects for deliberation: MANAGEMENT REPORT, FINANCIAL STATEMENTS AND ALLOCATION OF RESULTS REGARDING THE FINANCIAL YEAR ENDED ON DECEMBER 31, 2016: a) after presentation carried out by the Officer responsible for the Company’s performance during 2016, the following matters were approved: (i) the positive statement of this Board as to the approval, by the Extraordinary General Meeting, of the Management Report and the Financial Statements related to the financial year ended on December 31, 2016, and the proposal for the allocation of the Company’s results; (ii) the technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02; and (iii) the issue of the required declarations by the Management; and b) the calling of the Extraordinary General Meeting to resolve on the matters mentioned in item (i) above was approved. The representative of the Company’s Fiscal Board informed that said body declared that the Financial Statements are in condition of approval by the Extraordinary General Meeting of the Company’s Shareholders. II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: (a) Braskem’s results for the 1st and 2nd quarters of 2017, reviewed by auditors; (b) Strategic moves by Braskem; (c) Update on the solution of pending operational issues between Braskem and Petrobras; and (d) Meeting of Braskem’s Compliance Committee held on August 15, 2017. III) Subjects of Interest to the Company: Nothing to record.  IV) Adjournment: As there were no further

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 15, 2017

matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, August 15, 2016. Signatures: Newton Sergio de Souza - Chairman; Alessandra Araripe – Secretary; Carla Gouveia Barreto; Ernani Figueiras de Carvalho; Edson Chil Nobre; Fernando Reis Vianna Filho; Gesner José de Oliveira Filho; João Cox Neto; João Carlos Trigo de Loureiro; Mauro Motta Filgueira; Marcelo Lyrio; and Pedro Oliva Marcilio de Souza.

The above matches the original recorded in the proper book.

Alessandra Araripe

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.